

September 19, 2014

Via E-mail
Robert Schubenski
Chief Executive Officer
Blackcraft Cult, Inc.
1030 Main Street, Unit B
Orange, CA 92867

> **Re: Blackcraft Cult, Inc.**
> **Amendment No. 3 to Current Report on Form 8-K**
> **Filed September 8, 2014**
> **File No. 000-54898**

Dear Mr. Schubenski:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed September 9, 2014

General Business Development, page 4

1.   Please disclose the substance of your response to comment 1 of our August 11, 2014 letter.

Promoters and Certain Control Persons, page 31

2.   Please provide the disclosure required by Item 404(c) of Regulation S-K for Steven Subick or tell us where you have provided such disclosure.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Financial Statements, page 3

3.   Please clarify our understanding of prior comment 10. The nature of the reverse recapitalization adjustments and the adjustment made in connection with the end of your nontaxable status could leave you with a negative balance in additional paid-in capital. We do not believe you should transfer this balance to retained earnings because it reverses in part the adjustments made as described above. Please revise as necessary.

4.   In view of the significant changes in equity that occurred as a result of the reverse recapitalization, please provide a statement of stockholders' equity for the interim period or disclose the activity in the equity accounts during the interim period in a note to the financial statements. Although you provided this statement in the March 31, 2014 Form 10-Q, there are certain recapitalization adjustments that do not appear to have been reflected in that statement so it is required again. Please revise.

Balance Sheets, page 3

5.   Since the retained earnings balance as of December 31, 2013 consists of the accumulated earnings of a nontaxable entity, please revise to reclassify this entire balance to additional paid-in capital and also ensure this adjustment is included in the statement of stockholders' equity.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst, Staff Accountant, at (202) 551-3681 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: (via e-mail) Donald Stoecklein, Esq.